Lisa Proch Talcott Resolution Law Group The Hartford* One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com
VIA EDGAR

September 17, 2018

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Talcott Resolution Life Insurance Company
File No. 333-227375    CRC (compound Rate Contract)

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statements referenced above and electronically filed via EDGAR on Form S-3 be accelerated and declared effective on September 27, 2018, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Talcott Resolution Life Insurance Company

By: /s/ Peter F. Sannizzaro*             *By: /s/ Lisa Proch
Peter F. Sannizzaro, President              Lisa Proch, Attorney-in-fact
and Chief Operating Officer

Talcott Resolution Distribution Company, Inc.

By: /s/ Diane Krajewski*
Diane Krajewski, Chariman of the Board